                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901,
333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1. Press release dated May 20, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: May 20, 2008                                       By: /s/ Yuval Ruhama
                                                         -----------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama                             Mor Abraham
CFO                                      Marketing Communications Manager
Metalink Ltd.                            Metalink Ltd.
Tel: 972-9-9605395                       Tel: 972-9-9605406
Fax: 972-9-9605544                       Fax: 972-9-9605544
yuvalr@MTLK.com                          amor@MTLK.com

                        METALINK REPORTS Q1 2008 RESULTS

             RECENTLY RECEIVED VOLUME PRODUCTION PURCHASE ORDER FOR
                     TOP-TIER GLOBAL OEM OF WIRELESS ROUTERS

YAKUM, ISRAEL, MAY 20, 2008 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced results for the first quarter ended March 31,
2008.

In parallel, the Company today announced that it has recently received a purchase order from an ODM in Taiwan that will start shipping next month. This
ODM will be shipping Metalink-enabled products to a top-tier global OEM of Wi-Fi routers in the U.S.

FINANCIAL RESULTS

Revenues for the first quarter of 2008 were $0.7 million, which consisted entirely of legacy DSL sales. This compared to sales of $2.3 million for the first quarter of 2007. Net loss for the period was $(9.8) million, or $(0.42)
per share, compared to $(4.9) million, or $(0.25) per share for the first quarter of 2007. Net loss for the first quarter of 2008 includes stock-based compensation expenses of $0.5 million.

Metalink's cash, cash equivalents, short and long-term investments as of March
31, 2008 were $19.1 million compared to $26.7 million as of December 31, 2007.

COMMENTS OF MANAGEMENT

Metalink's CEO, Tzvika Shukhman, commented, "We are very excited by the order we have recently received for a top-tier global OEM of wireless routers. This order is of particular importance as it validates the superiority of our
802.11n-compliant product vs. the competition, and is a solid indication of our readiness to ship volume quantities. We are optimistic that our additional design-ins at this top-tier OEM, as well as at other leading OEMs, will soon materialize into revenues. "

METALINK'S FIRST QUARTER 2008 CONFERENCE CALL will be broadcast "live" in listen-only mode via its website on Tuesday, May 20, at 9:00 AM EDT.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.MTLK.com

                                   ----------

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                             MARCH 31,      DECEMBER 31,
                                                                            ---------        ---------
                                                                               2008            2007
                                                                            ---------        ---------
                                                                           (UNAUDITED)
                                                                            ---------
                                                                         (IN THOUSANDS EXCEPT SHARE DATA)
                                                                            --------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                 $   3,967        $   7,291
  Short-term investments                                                       14,357           17,233
  Trade accounts receivable                                                       263              677
  Other receivables                                                             1,209            2,284
  Prepaid expenses                                                                518              456
  Inventories                                                                   2,250            1,765
                                                                            ---------        ---------
       Total current assets                                                    22,564           29,706
                                                                            ---------        ---------

LONG-TERM INVESTMENTS                                                             766            2,200
                                                                            ---------        ---------

SEVERANCE PAY FUND                                                              2,758            2,534
                                                                            ---------        ---------

PROPERTY AND EQUIPMENT, NET                                                     4,542            4,182
                                                                            =========        =========
       Total assets                                                         $  30,630        $  38,622
                                                                            =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                    $   2,522        $   1,564
  Other payables and accrued expenses                                           5,094            4,979
                                                                            ---------        ---------
       Total current liabilities                                                7,616            6,543
                                                                            ---------        ---------

ACCRUED SEVERANCE PAY                                                           4,032            3,748
                                                                            ---------        ---------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 24,388,232 and 24,377,232 shares
    as of March 31, 2008 and December 31, 2007, respectively)                     701              701
  Additional paid-in capital                                                  155,176          154,703
  Accumulated other comprehensive loss                                             11               48
  Accumulated deficit                                                        (127,021)        (117,236)
                                                                            ---------        ---------
                                                                               28,867           38,216
                                                                            ---------        ---------

  Treasury stock, at cost; 898,500 as of
     March 31, 2008 and December 31, 2007                                      (9,885)          (9,885)
                                                                            ---------        ---------
       Total shareholders' equity                                              18,982           28,331
                                                                            =========        =========
       Total liabilities and shareholders' equity                           $  30,630        $  38,622
                                                                            =========        =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          THREE MONTHS ENDED MARCH 31,
                                                        --------------------------------
                                                            2008                2007
                                                        ------------        ------------
                                                         (UNAUDITED)         (UNAUDITED)
                                                        ------------        ------------
                                                                (IN THOUSANDS,
                                                        EXCEPT SHARE AND PER SHARE DATA)
                                                        --------------------------------

Revenues                                                $        660        $      2,346
                                                        ------------        ------------
Cost of revenues:
  Costs and expenses                                             504               1,094
  Royalties to the Government of Israel                           23                  72
                                                        ------------        ------------
      Total cost of revenues                                     527               1,166
                                                        ============        ============

   GROSS PROFIT                                                  133               1,180

Operating expenses:
  Gross research and development                               8,492               5,180
  Less - Royalty bearing and other grants                        798                 584
                                                        ------------        ------------
  Research and development, net                                7,694               4,596
                                                        ------------        ------------

  Selling and marketing                                        1,757               1,316
  General and administrative                                     708                 531
                                                        ------------        ------------
      Total operating expenses                                10,159               6,443
                                                        ============        ============

   OPERATING LOSS                                            (10,026)             (5,263)

Financial income, net                                            241                 314
                                                        ------------        ------------

   NET LOSS                                             $     (9,785)       $     (4,949)
                                                        ============        ============

Loss per ordinary share:
Basic                                                   $      (0.42)       $      (0.25)
                                                        ============        ============

Diluted                                                 $      (0.42)       $      (0.25)
                                                        ============        ============

Shares used in computing loss per ordinary share:
Basic                                                     23,486,726          19,810,888
                                                        ============        ============

Diluted                                                   23,486,726          19,810,888
                                                        ============        ============